TFS
Tradition Financial Services

Lisa RUIZ
Public Relations

020762 16

RECEIVED SEP 2 0 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 180

SUPPL

September 19, 2002

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: TFS (File No. 82-5095)
Information being furnished pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of TFS, a Swiss corporation, I enclose pursuant to Rule 12g3-2(b) the following:

- A press release on TFS's half year results.

TFS has issued press releases in addition to those listed above. They are not being submitted with this letter in reliance on Rule 12g3-2(b)(3) because TFS believes that their contents would not be material to a decision to invest in TFS shares. All of TFS's English-language press release continue to be available at www.tfsbrokers.com, a website maintained by one of its U.S. subsidiaries.

As described in our letter to you dated May 23, 2000, TFS has continued to publish financial information (in the French language only) in a French legal newspaper pursuant to the requirements of French law. There are no English translations, versions, or summaries of the publications that have been prepared.

TFS does not currently require the availability of the Rule 12g3-2(b) exemption because it has far fewer than 300 U.S. shareholders.

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents being furnished in and with this letter are being furnished with the understanding that they will not be deemed "filed" or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of any information or documents in or with this letter constitutes an admission for any purpose that TFS is subject to that Act.

To signify your receipt of this letter and the enclosures, kindly date-stamp the enclosed extra copy of this letter and return it to me in the enclosed postage-paid envelope. Thank you.

Very truly yours,

Lisa Ruiz

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Enclosures
By Federal Express

17 State Street, 4st floor New York, NY 10004 U.S.A
T.: 212.943.0583 · F.: 212.943.8504 Email: Lruiz@tfsbrokers.com

Tradition Financial Services

Press release

TFS

1st half-year figures for 2002:

Consolidated net profit - Group share: 3.3 million euros

+ 26.4%

TFS, broker on financial and non-financial OTC markets, recorded its best half-year performance ever over the first half of 2002, with turnover up 19.9% and net profit - group share up 26.4%.

TFS's **consolidated turnover amounted to 63.4 million euros** (93.3 million Swiss francs) for the first half of 2002, against 52.9 million euros (80.5 million Swiss francs) for the same period in 2001, a 19.9% increase. In constant terms, this increase stood at 20.9%.

Consolidated operating profit of 7.9 million euros (11.6 million Swiss francs), up 49.3% on the first half of 2001, brought the operating margin to 12.4% of turnover against 10.0% in the first half of 2001. This operating profit figure includes other operating income to the tune of 0.7 million euros (1.1 million Swiss francs) against 0.1 million euros (0.1 million Swiss francs) for the first half of 2001, mainly comprising compensation payments made by the New York city council and insurance companies following the 11 September 2001 events.

TFS's consolidated net profit stood at 4.9 million euros (7.3 million Swiss francs) against 4.1 million euros (6.3 million Swiss francs) for the first half of 2001, an increase of 19.0%. This represents a net margin of 7.8 % for the first half of 2002, stable in comparison with the first half of 2001.

After accounting for minority interests amounting to 1.6 million euros (2.5 million Swiss francs), **TFS recorded a net profit - group share of 3.3 million euros** (4.8 million Swiss francs) against 2.6 million euros (3.9 million Swiss francs) for the first half of 2001, an increase of 26.4%.

Despite a difficult economic and financial environment in the first half of 2002, TFS has succeeded in improving its level of profits thanks to a healthy diversification in its revenues both geographically and in terms of products.

Founded in 1985, TFS (Tradition Financial Services) is a leading broker of inter-dealer OTC physical and derivative products. The Company has a presence in the world's major financial centres. TFS conducts business within the foreign exchange, precious metals, equity, pulp & paper and energy markets. Electricity, natural gas, oil, coal and weather are among those energy markets covered by the TFS energy division. TFS is listed on the French Stock Exchange - foreign section - and member of NextPrime segment within Euronext list. For more information on our Group, visit our site at www.tfsbrokers.com. Sicovam code: 49044.

Lausanne, 16 September 2002

Press contacts:

TFS
Catherine Chaumely - 33 1 56 43 70 31

Agence Solange Stricker & Associés
Geneviève de Négri - 33 1 40 71 07 03

TFS
Tradition Financial Services

Lisa RUIZ
Public Relations

September 19, 2002

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: TFS (File No. 82-5095)
Information being furnished pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of TFS, a Swiss corporation, I enclose pursuant to Rule 12g3-2(b) the following:

- A press release on TFS's half year results.

TFS has issued press releases in addition to those listed above. They are not being submitted with this letter in reliance on Rule 12g3-2(b)(3) because TFS believes that their contents would not be material to a decision to invest in TFS shares. All of TFS's English-language press release continue to be available at www.tfsbrokers.com, a website maintained by one of its U.S. subsidiaries.

As described in our letter to you dated May 23, 2000, TFS has continued to publish financial information (in the French language only) in a French legal newspaper pursuant to the requirements of French law. There are no English translations, versions, or summaries of the publications have been prepared.

TFS does not currently require the availability of the Rule 12g3-2(b) exemption because it has far fewer than 300 U.S. shareholders.

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents being furnished in and with this letter are being furnished with the understanding that they will not be deemed "filed" or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of any information or documents in or with this letter constitutes an admission for any purpose that TFS is subject to that Act.

To signify your receipt of this letter and the enclosures, kindly date-stamp the enclosed extra copy of this letter and return it to me in the enclosed postage-paid envelope. Thank you.

Very truly yours,

Lisa Ruiz

Enclosures
By Federal Express

17 State Street, 41st floor New York, NY 10004 U.S.A
T.: 212.943.0583 · F.: 212.943.8504 Email: Lruiz@tfsbrokers.com